EXHIBIT 19.1

RAND CAPITAL CORPORATION

INSIDER TRADING POLICY

This Insider Trading Policy (the “Policy”) describes the standards of Rand Capital Corporation (the “Company”) on trading in the Company’s securities; the securities of a publicly traded company in which the Company has made or is considering making an investment (each a “Portfolio Company”); or securities of other publicly traded companies while in possession of confidential information. This Policy applies to all directors and officers and entities controlled by a person covered by this Policy (collectively, “Covered Persons”).

The federal securities laws prohibit “insider trading.” Simply stated, insider trading occurs when a person while in possession of material non-public information obtained through involvement with the Company purchases, sells, or otherwise trades Company securities or provides that information to others outside the Company. The prohibitions against insider trading apply to trades, tips and recommendations by virtually any person, including all persons associated with the Company, if the information involved is “material” and “non-public.”

PART I

1. Applicability

This Policy applies to all Covered Persons with respect to trading or other transactions in the Company’s securities, including common stock and any other securities that the Company may issue, such as preferred stock, bonds and convertible securities, and also applies to derivative securities (such as calls, puts, options and similar esoteric securities) relating to any of the Company’s securities, whether or not issued by the Company.

2. General Policy: No Trading While in Possession of Material Non-Public Information

(a) No Covered Person may purchase or sell, or offer to purchase or sell, any Company security, whether or not issued by the Company, while in possession of material non-public information about the Company. (The terms “material” and “non-public” are defined in Part I, Section 3(a) and (b) below.)

(b) No Covered Person who knows of any material non-public information about the Company may communicate that information to (“tip”) any other person, including family members and friends, or otherwise disclose such information without the Company’s prior written authorization.

(c) No Covered Person may purchase or sell any security of any Portfolio Company or any other company, while in possession of material non-public information about that company that was obtained in the course of his or her involvement with the Company. No Covered Person who knows of any material non-public information of any Portfolio Company or any other company, which was obtained in the course of his or her involvement with the Company, may communicate that information to, or tip, any other person, including family members and friends, or otherwise disclose that information.

3. Definitions

(a) Material. Insider trading restrictions come into play only if the information you possess is “material.” Materiality, however, involves a relatively low threshold. Information is generally regarded as “material” if it has market significance, that is, if its public dissemination is likely to affect the market price of securities, or if it otherwise is information that a reasonable investor would want to know before making an investment decision. As a practical matter, materiality often is determined after the fact, when it is known that someone has traded on the information and after the information itself has been made public and its effects upon the market are more certain.

Information dealing with the following subjects is reasonably likely to be found material in many situations:

(i) significant changes in the Company’s prospects;

(ii) significant write-downs or write-ups in assets or increases in reserves;

(iii) liquidity problems;

(iv) changes in earnings estimates or unusual gains or losses on major investments;

(v) major changes in management;

(vi) proposals, plans or agreements, even if preliminary in nature, involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances, or purchases or sales of substantial assets; or

(vii) offerings of Company securities.

Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition or similar event, the point at which negotiations is determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company’s operations or stock price should it occur. If you are unsure as to whether information is material, you should either consult the Chief Compliance Officer or assume that the information is material.

(b) Non-Public. Insider trading prohibitions come into play only when you possess information that is material and “non-public.” The fact that information has been disclosed to a few members of the public does not make it public for insider trading purposes. To be “public” the information must have been disseminated in a manner designed to reach investors generally, and the investors must be given the opportunity to absorb the information. Even after public disclosure of information about the Company, you must wait until the time that is 24 hours after the time that the information was publicly disclosed before you can treat the information as public.

Non-public information may include:

(i) information available to a select group of analysts or brokers or institutional investors;

(ii) undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; and

(iii) information that has been entrusted to the Company on a confidential basis until a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information (normally 24 hours after the time that the information was publicly released).

As with questions of materiality, if you are not sure whether information is considered public, you should either consult with the Chief Compliance Officer or assume that the information is non-public and treat it as confidential.

(c) Compliance Officer. The Company has appointed its Chief Compliance Officer to administer this Policy. The duties of the Chief Compliance Officer include, but are not limited to, the following:

(i) assisting with implementation and enforcement of this Policy;

(ii) ensuring that this Policy is amended as necessary to remain up-to-date with insider trading laws; and

(iii) providing approval of any prohibited transactions listed under Part II, Section 3 below.

4. Violations of Insider Trading Laws

Penalties for trading on or communicating material non-public information can be severe, both for individuals involved in such unlawful conduct and their employers, and may include jail terms, criminal fines, civil penalties and civil enforcement injunctions. Given the severity of the potential penalties, compliance with this Policy is absolutely mandatory.

(a) Company-imposed Penalties. Employees who violate this Policy may be subject to disciplinary action by the Company, including dismissal for cause. Any exceptions to the Policy, if permitted, may only be granted by the Chief Compliance Officer.

(b) Reporting of Violations. Any Covered Person who violates this Policy or any federal or state law governing insider trading or tipping, or knows of any such violation by any other person, must report the violation immediately to the Chief Compliance Officer. Upon determining that any such violation has occurred, the Chief Compliance Officer, in consultation, where appropriate, with the Chair of the Audit Committee of the Board of Directors, will determine an appropriate course of conduct for the Company.

5. Inquiries

Any questions regarding any of the provisions of this Policy should be directed to Rand’s Chief Compliance Officer. :

6.
Miscellaneous

A copy of this Policy will be made available to all Covered Persons upon its adoption by the Company and to all new Covered Persons at the start of their employment, service or relationship, as applicable, with the Company.

PART II

1. Blackout Periods

All Covered Persons are prohibited from trading in the Company’s securities during blackout periods as defined below.

(a) Quarterly Blackout Periods. Trading in the Company’s securities is prohibited during the period beginning at the close of the market on the 15th calendar day of the last calendar month of each fiscal quarter and ending as of the time that is 24 hours after the time that the Company’s financial results are publicly disclosed. During these periods, Covered Persons generally possess or are presumed to possess material non-public information about the Company’s financial results.

(b) Other Blackout Periods. From time to time, other types of material non-public information regarding the Company (such as negotiation of mergers, acquisitions or dispositions or other similar events) may be pending and not be publicly disclosed. While such material non-public information is pending, the Company may impose special blackout periods during which Covered Persons are prohibited from trading in the Company’s securities. The existence of the special blackout periods will be announced. Any person made aware of the existence of a special blackout period should not disclose the existence of the blackout to any other person.

(c) 10b5-1 Plans. These trading restrictions do not apply to transactions under a pre-existing written plan, contract, instruction, or arrangement under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, that have been previously reviewed and approved by the Compliance Officer.

2. Trading Window

Covered Persons are permitted to trade in the Company’s securities when no blackout period is in effect. Generally, this means that Covered Persons can trade during the period beginning as of the time that is 24 hours after the time the Company’s financial results are publicly disclosed and ending at the close of the market on the 15th calendar day of the last calendar month of each fiscal quarter. Covered Persons should seek approval from the CCO or CEO before trading in the Company’s securities. As a practical matter, the Company assists its officers and directors by monitoring transactions and assisting with the completion and filing of Section 16 reports on their behalf. However, even during this trading window, a Covered Person who is in possession of any material non-public information should not trade in the Company’s securities until the information has been made publicly available or is no longer material. In addition, the Company may close this trading window if a special blackout period under Part II, Section 1(b) above is imposed and will re-open the trading window once the special blackout period has ended.

3. Prohibited Transactions

(a) Covered Persons are prohibited from engaging in the following transactions in the Company’s securities:

(i) Short-term trading. Covered Persons who purchase Company securities may not sell any Company securities of the same class for at least six months after the purchase. A Covered Person’s short-term trading of the Company’s securities may be distracting to such individual and may unduly focus such individual on the Company’s short-term stock market performance instead of the Company’s long-term business objectives;

(ii) Short sales. Covered Persons may not engage in short sales of the Company’s securities. A short sale is the sale of a security that the seller does not own at the time of the trade and is essentially a bet that a company’s security will decline in value;

(iii) Options trading. Covered Persons may not buy or sell puts, calls or other derivative instruments that relate to or involve the Company’s securities;

(iv) Pledges for Loans. Except as described in subsection (b) below regarding holding Company securities in a margin account, Covered Persons may not pledge Company securities as collateral for a loan. Securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan and the foreclosure sale may occur at a time when the insider is aware of material non-public information; and

(v) Hedging. Covered Persons may not enter into hedging or monetization transactions or similar arrangements with respect to Company securities.

(b) Covered Persons are prohibited from holding Company securities in a margin account, unless advanced written approval is obtained from the Chief Compliance Officer. Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call, which could result in the margin sale occurring at a time when the Covered Person is aware of material non-public information or otherwise is not permitted to trade in Company securities. Any request for preclearance to hold Company securities in a margin account should submitted to the Chief Compliance Officer at least two weeks prior to the proposed date on which such securities are proposed to be transferred to such margin account, so that the proposal can be appropriately evaluated.